Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
RETPROP I, LLC	Delaware	100%
FC Global Realty Operating Partnership, LLC	Delaware	100%
First Capital Avalon Jubilee, LLC	Delaware	100%
Central Valley Gas Station Development, LLC	Delaware	75%
PhotoMedex Technology, Inc.*	Delaware	100%
Radiancy, Inc.*	Delaware	100%
Radiancy (Israel) Ltd.*	Israel	100%
Photo Therapeutics Limited*	England and Wales	100%
PhotoMedex de Colombia SAS*	Columbia	100%
Diversified Properties Equity Group Inc.*	Pennsylvania	100%

*These entities were affiliated with the Company’s former medical and consumer business. The Company is in the process of closing and dissolving these entities.